Proxy Results
At a special meeting of shareholders held on October 4 2007 the shareholders of the Funds voted on whether to approve a new investment advisory agreement between Rydex Dynamic Funds and Padco Advisors Inc. A description of the number of shares voted is as follows:

	Shares	Shares	Shares	Shares
Fund	For	Against	Abstained	Uninstructed
S&P 500 2x Strategy Fund	 3588454 	 61106 	 106582 	 529222
Inverse S&P 500 2x Strategy Fund	 4132978 	 210256 	 267568 	 0
NASDAQ-100 2x Strategy Fund	 8912935 	 164838 	 387991 	 0
Inverse NASDAQ-100 2x Strategy Fund	 10325667 	 603225 	 749712 	 0
Dow 2x Strategy Fund	 798027 	 51295 	 53846 	 0
Inverse Dow 2x Strategy Fund	 822579 	 39073 	 47925 	 66315
Russell 2000 2x Strategy Fund	 745872 	 23907 	 21821 	 28424
Inverse Russell 2000 2x Strategy Fund	 1281541 	 58992 	 526449 	 0